Filed by Equitex, Inc. Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company:  iGames Entertainment, Inc.
                                                  Commission File No.: 000-49723


                                                                            NEWS
                                                           FOR IMMEDIATE RELEASE


March 15, 2004


FOR FURTHER INFORMATION CONTACT:
Thomas B. Olson, Secretary
(303) 796-8940


         EQUITEX ANNOUNCES TERMINATION OF STOCK PURCHASE AGREEMENT WITH
                           iGAMES ENTERTAINMENT, INC.

Englewood, Colorado and Palm Beach Gardens, Florida - Equitex, Inc. (NASDAQ:
EQTX) announced today that on March 11, 2004 its Board unanimously approved resolutions (i) declaring a default under a $2,000,000 obligation owed by iGames Entertainment, Inc. to the Company's Chex Services, Inc. subsidiary, and (ii) authorizing and approving the termination of the Stock Purchase Agreement dated November 3, 2003 between the Company and iGames Entertainment, Inc. for the purchase of all of the stock of the Company's Chex Services, Inc. subsidiary. In a letter dated March 12, 2004, the Company notified iGames Entertainment, Inc. of the termination resulting from certain material adverse changes in their business. The Company intends to immediately seek payment of all amounts due it and Chex Services, Inc.

The Company intends to seek new strategic partners to investigate possible business combinations involving either the Company or its Chex Services, Inc. subsidiary.

Equitex, Inc. is a holding company operating through its wholly owned subsidiary Chex Services of Minnetonka, Minnesota, as well as its majority owned subsidiary Denaris Corporation. Chex Services provides comprehensive cash access services to casinos and other gaming facilities. Denaris was formed to provide stored value card services.
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The statements included in this press release concerning predictions of economic performance and management's plans and objectives constitute forward- looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, factors detailed in Equitex's Securities and Exchange Commission filings; completion of due diligence, shareholder approval, regulatory approvals and certain other pre-closing conditions for all incomplete merger or acquisition transactions; economic downturns affecting the operations of Equitex its subsidiaries or companies proposed for merger or acquisition; the loss of contracts or failure to acquire new contracts; success of any legal actions; failure to successfully implement newly developed product lines including projected increases in revenues or earnings; failure to effectively institute cost reduction plans; the termination of previously announced acquisitions; delays or the inability to obtain regulatory approvals for previously announced acquisitions; the inability to initiate or complete any contemplated restructuring, offering, acquisition, disposition or other transaction; adverse financial performance by Equitex or any of its subsidiaries; failure to obtain or maintain regulatory approval for products and services offered by Equitex or its subsidiaries; adverse equity market conditions and declines in the value of Equitex common stock; and the unavailability of financing to complete management's plans and objectives. The forward-looking statements contained in this press release speak only as of the date hereof and Equitex disclaims any intent or obligation to update these forward-looking statements.
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